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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

BNDES finances Embraer’s aircraft production for export

•	R$ 2.2 billion financing will enable commercial jets production and export
•	This year, Embraer and BNDES celebrate their 25-year partnership, which has allowed the company to export 1,275 aircraft to customers around the world, worth US$ 25 billion in financing

São José dos Campos, Brazil, November 14, 2022 - The Brazilian National Bank for Economic and Social Development (BNDES) approved financing to Embraer S.A. for producing and exporting commercial aircraft manufactured by the company. The operation, in the order of R$ 2.2 billion (US$ 400 million), will be carried out through the BNDES Exim Pre-shipment, a direct bank credit line to produce national goods destined for export.

BNDES operation reinforces the US$ 650 million revolving credit funding recently announced by Embraer with a foreign financial institutions group. The financing consummation is subject, among others, to the fulfillment of previous conditions established by BNDES and the execution of the respective contract.

“Credit operations are important for the resumption of aircraft production by Embraer at pre-Covid-19 pandemic levels and reinforce the strategic partnership between BNDES and Embraer started in 1997, consolidating BNDES support to the aeronautical industry and the export of Brazilian aircraft,” highlighted Bruno Aranha, director of BNDES.

“The longevity of the partnership between Embraer and BNDES illustrates the strength of this relationship that stimulates Brazilian exports and benefits society. Together with other actions that we are carrying out with Brazilian and international financial institutions, this operation reinforces our credibility for access to financial resources that will contribute to executing our growth plan,” said Antonio Carlos Garcia, CFO of Embraer.

The aviation sector is considered strategic due to the high technology involved, the employment of qualified labor, and the ability to generate innovations with positive impacts on the country's economy, in addition to being a relevant industry for guaranteeing national sovereignty through Defense products. Brazil is a country that can design, manufacture, and export Commercial, Executive, Defense, and Agricultural aircraft worldwide.

Since 1997, when BNDES began to support Embraer, the bank has financed approximately US$ 25 billion in exports of the company’s aircraft, enabling the export of more than 1,275 units to airlines around the world. During the period, the contracted operations enabled the Brazilian manufacturer to compete in the foreign market on equal terms with its competitors.

About BNDES

Founded in 1952 and currently linked to the Ministry of the Economy, BNDES is the main instrument used by Brazil’s Federal Government to promote long-term investments in the Brazilian economy. Its actions focus on socio-environmental and economic impacts in Brazil. The bank offers special conditions for micro, small, and medium-sized enterprises, as well as social investment credit lines for education and healthcare, family agriculture, basic sanitation, and urban transport. In crisis situations, the bank acts in an anticyclical manner and assists in formulating solutions for the resumption of economic growth.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing after-sales service and support to customers.

Since its founding in 1969, Embraer has delivered more than 8,000 aircraft. On average, every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, carrying more than 145 million passengers a year.

Embraer is the main manufacturer of commercial jets with up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service centers and parts distribution, among other activities, in the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations